UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Metretek Technologies, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

59159Q107
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA 02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

April 27, 2004
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 2 OF 7 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X
]
		(b) [
]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		3,046,323
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		3,046,323
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	3,046,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
24.06%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 3 OF 7 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X
]
		(b) [
]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		507,725
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		507,725
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	507,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.52%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 4 OF 7 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X
]
		(b) [
]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		507,725
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		507,725
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	507,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.52%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 5 OF 7 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 5 to Schedule 13D (Amendment No. 5)
should be read in conjunction with the Schedule 13D dated December 9, 1999 (Schedule 13D), Amendment No. 1 dated January 9, 2000
(Amendment No. 1), Amendment No. 2 dated February 4, 2000
(Amendment No. 2), Amendment No. 3 dated April 10, 2000
(Amendment No. 3) and Amendment No. 4 dated December 9, 2000
(Amendment No. 4) each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited
liability company, and certain affiliates.   This Amendment No. 5 amends
the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment
No. 3 and Amendment No. 4 only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment
No. 2, Amendment No. 3, or Amendment No. 4, respectively.

	This filing of statement is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the Common Stock, $.01 par value (the Shares) of Metretek Technologies, Inc. (the Company). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

      In connection with the Companys private placement of shares of its Common Stock in exchange for gross proceeds of $10.9 million (the
PIPE), on April 27, 2004, B III-A Capital Partners, L.P. (B III-A or the
Fund), DDJ Canadian High Yield Fund (DDJ Canadian), and an institutional account managed by DDJ Capital Management, LLC (the
Account) (collectively, the Funds) entered into an agreement with the Company to convert an aggregate of 1,500 shares of Series B Preferred Stock of the Company into 695,285 shares of Common Stock of the Company in accordance with the terms of the Companys Certificate of Designation of Series B Preferred Stock (the Certificate of Designation). This number of shares of Common Stock was obtained by dividing the conversion value (the Conversion Value) of the shares of Series B Preferred Stock to be converted ($1,000 plus accrued and unpaid dividends) by $3.0571 (the Conversion Price), each as of May 3, 2004, with the conversion of the shares of Series B Preferred Stock taking place on May 6, 2004, the closing date of the PIPE.

      In consideration for such conversion, the Company agreed to issue to the Funds (a) an additional 33,684 shares of Common Stock, and (b) warrants (the New Warrants) to purchase an aggregate of 728,969 shares of Common Stock. Specifically, (i) B III-A received 5,614 additional shares of Common Stock, and New Warrants to acquire 121,497 shares of Common Stock, (ii) DDJ Canadian received 16,842 additional shares of Common Stock, and New Warrants to acquire 364,484 shares of Common Stock, and (iii) the Account received 11,228 additional shares of Common Stock, and New Warrants to acquire 242,988 shares of Common Stock.

      The New Warrants may be exercised at any time through June 9, 2005, provided, however, that in the event that the registration statement covering the shares issuable upon exercise of the New Warrants is not declared effective on or prior to October 5, 2004, the expiration date of the New Warrants shall be extended on a day-for-day basis for each day until such registration statement is declared effective. The initial exercise price for the New Warrants is $3.0571 per share, subject to adjustment pursuant to certain anti-dilution provisions. Because the New Warrants may be exercised within 60 days of the date of this filing, the Funds may be deemed to beneficially own the 728,969 shares of Common Stock issuable upon the exercise of the New Warrants. Such shares have therefore been included in the amounts shown in this filing.

      Pursuant to the terms of the Certificate of Designation, each share of Series B Preferred Stock may be converted any time after June 9, 2000 into that number obtained by dividing the Conversion Value by the Conversion Price, subject to adjustment pursuant to certain anti-dilution provisions. Because the Certificate of Designation provides that the shares of Series B Preferred Stock may be converted into shares of Common
Stock within 60 days of the date of this filing, the Funds may be deemed to beneficially own, as of the date hereof, 688,385 shares of Common Stock issuable upon conversion of the remaining 1,500 outstanding shares of Series B Preferred Stock held by the Funds. Such shares have therefore been included in the amounts shown in this filing.


ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	As of the date hereof, B III-A Capital Partners, L.P. owns,
and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A Capital Partners, L.P.,
507,725 Shares or approximately 4.52% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 1,015,438 Shares, or approximately 8.82% of the

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 6 OF 7 PAGES

outstanding Shares of the Company. DDJ, as investment advisor to DDJ Canadian, may be deemed to beneficially own 1,523,161 Shares, or approximately 12.91% of the outstanding Shares of the Company. Accordingly, in the aggregate, DDJ may be deemed to be the beneficial owner of 3,046,323 Shares, or approximately 24.06% of the outstanding Shares of the Company.


ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER:

	Item 6 is amended by adding the following paragraph.

      In connection with the Companys PIPE, on April 27, 2004, the
Funds entered into an agreement with the Company to convert an aggregate of 1,500 shares of Series B Preferred Stock of the Company into 695,285 shares of Common Stock of the Company in accordance with the terms of the Companys Certificate of Designation. This number of shares was obtained by dividing the conversion value of the Series B Preferred Stock ($1,000 plus accrued and unpaid dividends) (the Conversion Value) by $3.0571 (the Conversion Price), each as of May 3, 2004, with the conversion of the shares of Series B Preferred Stock taking place on May 6, 2004, the closing date of the PIPE.

      In consideration for such conversion, the Company agreed to issue to the Funds (a) an additional 33,684 shares of Common Stock, and (b) warrants (the New Warrants) to purchase an aggregate of 728,969 shares of Common Stock. Specifically, (i) B III-A received 5,614 additional shares of Common Stock, and New Warrants to acquire 121,497 shares of Common Stock, (ii) DDJ Canadian received 16,842 additional shares of Common Stock, and New Warrants to acquire 364,484 shares of Common Stock, and (iii) the Account received 11,228 additional shares of Common Stock, and New Warrants to acquire 242,988 shares of Common Stock.

	In accordance with the terms of the Agreement, the Company has agreed to register under the Securities Act of 1933, as amended the 33,684 additional shares of Common Stock issued to the Funds and the 728,969 shares of Common Stock underlying the New Warrants, on the same terms and conditions as set forth in a registration rights agreement entered into by the Company and the investors in the PIPE.

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 7 OF 7 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/s/ Wendy Schnipper Clayton
	-----------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.